767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

March 20, 2024

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street NE

Washington, D.C. 20549

Attention:	Claudia Rios Irene Barberena-Meissner

Re:	Sunoco LP Registration Statement on Form S-4 Filed February 26, 2024 File No. 333-277369

Ladies and Gentlemen:

On behalf of our client, Sunoco LP, (the “Company”), we are responding to the comment letter (“Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 15, 2024, relating to the registration statement on Form S-4 (the “Registration Statement”) filed with the Commission on February 26, 2024. In connection with these responses, the Company is filing, electronically via EDGAR to the Commission, an amendment to the Registration Statement (the “Amended Registration Statement”) on the date of this response letter. For ease of reference, the comment contained in the Comment Letter is printed below and is followed by the Company’s response.

For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed each comment with the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Amended Registration Statement.

Registration Statement on Form S-4, filed February 26, 2024

Exhibits

1.	We note that the opinion filed as Exhibit 8.1 opines only to legal conclusions contained in the discussion in the registration statement under the caption “Material U.S. Federal

Securities and Exchange Commission March 20, 2024 Page 2

Income Tax Consequences of Sunoco Common Unit Ownership.” Please obtain and file a revised tax opinion that addresses and expresses a conclusion for each material tax consequence of the Merger and Special Distribution. In this regard, we note your disclosure that in general, a U.S. holder of NuStar Common Units who receives Sunoco Common Units in exchange for its NuStar Common Units pursuant to the Merger should be treated as having exchanged its NuStar Common Units for Sunoco Common Units and generally should not recognize gain or loss with respect to such exchange. We further note you disclose that Sunoco and NuStar intend that the Special Distribution be treated, and have agreed to report the Special Distribution, as a payment of a distribution under Section 731 of the Code from NuStar to the NuStar Common Unitholders, and accordingly, the receipt of cash pursuant to the Special Distribution is not anticipated to be taxable, except to the extent that the amount received by such U.S. holder of NuStar Common Units pursuant to the Special Distribution exceeds such U.S. holder’s tax basis in its NuStar Common Units immediately before the Special Distribution. Refer to Item 601(b)(8) of Regulation S-K and Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, Sunoco LP has filed as Exhibit 8.2 a short-form tax opinion of Wachtell, Lipton, Rosen & Katz regarding the material U.S. federal income tax consequences of the Merger and Special Distribution to U.S. holders of NuStar Common Units and has revised the disclosure on page 119 of the Amended Registration Statement to state that the disclosure in the sections captioned “—Material U.S. Federal Income Tax Consequences of the Merger to U.S. Holders” and “—Material U.S. Federal Income Tax Consequences of the Special Distribution to U.S. Holders” is the opinion of counsel.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8294 or by e-mail at sachin.kohli@weil.com.

Sincerely yours,

/s/ Sachin Kohli

Sachin Kohli

cc:	Michael J. Aiello, Weil, Gotshal & Manges LLP
Joseph Kim, President and Chief Executive Officer, Sunoco GP
Scott D. Grischow, Senior Vice President, Finance and Treasury, Sunoco GP